                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 CDC Corporation
                                (NAME OF ISSUER)

                              Class A Common Shares
                         (TITLE OF CLASS OF SECURITIES)

                                    G2022L106
                                 (CUSIP NUMBER)

                               c/o CDC Corporation
                              33/F Citicorp Centre
                                18 Whitfield Road
                             Causeway Bay, Hong Kong
                             Attn: Company Secretary
                                 (852) 2893-8200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 October 6, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N/A

     Asia Pacific Online Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
              7.   Sole Voting Power

                   13,092,651*
   NUMBER     ------------------------------------------------------------------
     OF       8.   Shared Voting Power
   SHARES
BENEFICIALLY       0
    OWNED     ------------------------------------------------------------------
     BY       9.   Sole Dispositive Power
    EACH
  REPORTING        13,092,651*
   PERSON     ------------------------------------------------------------------
    WITH      10.  Shared Dispositive Power

                   0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     13,092,651*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     11.62%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------
* Includes vested options to acquire 1,164,998 Class A Common Shares within 60 days. On October 6, 2006, the transfer agent recorded a transfer an aggregate of 1,881,442 vested options to the C.W. Chu Foundation, a non-profit organization that serves the public interest in Hong Kong, pursuant to the terms of an Option Transfer Agreement effective as of July 15, 2005 among CDC Corporation, Asia Pacific On-line Limited and Mr. Peter Yip.

** The calculation of the foregoing percentage is based on 112,655,055 Class A Common Shares outstanding as of September 15, 2006, as reported by CDC Corporation.

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N/A

     Peter Yip
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
              7.   Sole Voting Power

                   190,000*
   NUMBER     ------------------------------------------------------------------
     OF       8.   Shared Voting Power
   SHARES
BENEFICIALLY       0
    OWNED     ------------------------------------------------------------------
     BY       9.   Sole Dispositive Power
    EACH
  REPORTING        190,000*
   PERSON     ------------------------------------------------------------------
    WITH      10.  Shared Dispositive Power

                   0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     190,000*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0.17%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
* Includes vested options to acquire 190,000 Class A Common Shares within 60 days.

** The calculation of the foregoing percentage is based on 112,655,055 Class A Common Shares outstanding as of September 15, 2006, as reported by CDC Corporation.

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N/A

     Nicola Chu Ming Nga
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Hong Kong
--------------------------------------------------------------------------------
              7.   Sole Voting Power

                   4,442,015*
   NUMBER     ------------------------------------------------------------------
     OF       8.   Shared Voting Power
   SHARES
BENEFICIALLY       0
    OWNED     ------------------------------------------------------------------
     BY       9.   Sole Dispositive Power
    EACH
  REPORTING        4,442,015*
   PERSON     ------------------------------------------------------------------
    WITH      10.  Shared Dispositive Power

                   0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,442,015*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.94%**
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
*    Nicola Chu Ming Nga has entered into the following Rule 10b5-1 Trading
     Plans:

     (1) Trading Plan between Nicola Chu Ming Nga and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated June 16, 2005 to dispose up to 350,000 Class A Common Shares.

     (2) Trading Plan between Nicola Chu Ming Nga and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 12, 2005 to dispose up to 2,290,000 Class A Common Shares.

     (3) Trading Plan between Nicola Chu Ming Nga and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 25, 2006 to dispose up to 875,000 Class A Common Shares.

     (4) Trading Plan between Nicola Chu Ming Nga and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 8, 2006 to dispose up to 510,000 Class A Common Shares.

     (5) Trading Plan between Nicola Chu Ming Nga and Redwine & Company dated April 12, 2006 to acquire up to 1,650,000 Class A Common Shares. Revised trading plan between Nicola Chu Ming Nga and Redwine & Company dated June 6, 2006 to acquire up to 530,000 Class A Common Shares.

** The calculation of the foregoing percentage is based on 112,655,055 Class A Common Shares outstanding as of September 15, 2006, as reported by CDC Corporation.

ITEM 1. SECURITY AND ISSUER

This constitutes Amendment No. 2 to the Statement on Schedule 13D, dated December 19, 2003, relating to the Class A Common Shares, par value $0.00025 per share, (the "Class A Common Shares") of CDC Corporation, a company organized under the laws of the Cayman Islands ("CDC"), with its principal executive offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by each of the following persons (collectively, the "Reporting Persons" and, individually, a "Reporting Person"):

          a. Asia Pacific Online Limited ("APOL"), a company organized under the laws of the Cayman Islands, owned by Ms. Nicola Chu Ming Nga, the spouse of Mr. Peter Yip who is the chief executive officer of CDC, and a trust established for the benefit of Ms. Chu and Mr. Yip's children.

          b.   Peter Yip ("Mr. Yip"), the chief executive officer of CDC.

          c. Ms. Nicola Chu Ming Nga ("Ms. Chu"), the spouse of Mr. Yip who is the chief executive officer of CDC.

     (b)  The business address for each Reporting Person is as follows:

          a.   For APOL:    Scotia Centre, 4/F
                            P.O. Box 2804
                            George Town
                            Grand Cayman, Cayman Islands

          b.   For Mr. Yip: c/o CDC Corporation
                            33/F Citicorp Centre
                            18 Whitfield Road
                            Causeway Bay, Hong Kong

          c.   For Ms. Chu: c/o CDC Corporation
                            33/F Citicorp Centre
                            18 Whitfield Road
                            Causeway Bay, Hong Kong

     (c)  Present Principal Occupation or Employment:

          a.   For APOL: Not applicable

          b.   For Mr. Yip: Chief Executive Officer of CDC

          c.   For Ms. Chu: Investor

     (d) Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          a.   For APOL: organized under the laws of the Cayman Islands

          b.   For Mr. Yip: USA

          c.   For Ms. Chu: Hong Kong

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (1) For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plans for the disposal of Class A Common Shares:

          (a) Trading Plan between Ms. Chu and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated June 16, 2005 to dispose up to 350,000 Class A Common Shares.

          (b) Trading Plan between Ms. Chu and Merrill Lynch dated September 12, 2005 to dispose up to 2,290,000 Class A Common Shares.

          (c) Trading Plan between Ms. Chu and Merrill Lynch dated April 25, 2006 to dispose up to 875,000 Class A Common Shares.

          (d) Trading Plan between Ms. Chu and Merrill Lynch dated September 8, 2006 to dispose up to 510,000 Class A Common Shares.

     (2) For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plans for the acquisition of Class A Common Shares:

          (a) Trading Plan between Nicola Chu Ming Nga and Redwine & Company dated April 12, 2006 to acquire up to 1,650,000 Class A Common Shares. Revised trading plan between Nicola Chu Ming Nga and Redwine & Company dated June 6, 2006 to acquire up to 530,000 Class A Common Shares.

          The source of funds to be used in connection with making purchases under the trading plans listed above will be the personal funds of Ms. Chu.

ITEM 4. PURPOSE OF TRANSACTION

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of CDC, or any of its subsidiaries; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving CDC and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of CDC or any of its subsidiaries; (d) any change in the present board of directors or management of CDC, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of CDC; (f) any other material change in CDC's business or corporate structure; (g) changes in CDC's memorandum and articles, of association or instruments corresponding thereto or other actions which may impede the acquisition of control of CDC by any person; (h) causing a class of securities of CDC to cease to be authorized to be quoted in from the Nasdaq National Market; (i) a class of equity securities of CDC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

For APOL and Mr. Yip: Effective July 15, 2005, CDC entered into an Option Transfer Agreement with APOL and Mr. Yip which permitted APOL and Mr. Yip to transfer approximately 3 million options granted to APOL and Mr. Yip with exercise prices ranging from $2.82 to $23.00 to approved non-profit organizations.

For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plans for the acquisition and disposal of Class A Common Shares:

     (a) Trading Plan between Ms. Chu and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated June 16, 2005 to dispose up to 350,000 Class A Common Shares.

     (b) Trading Plan between Ms. Chu and Merrill Lynch dated September 12, 2005 to dispose up to 2,290,000 Class A Common Shares.

     (c) Trading Plan between Ms. Chu and Merrill Lynch dated April 25, 2006 to dispose up to 875,000 Class A Common Shares.

     (d) Trading Plan between Ms. Chu and Merrill Lynch dated September 8, 2006 to dispose up to 510,000 Class A Common Shares.

     (e) Trading Plan between Nicola Chu Ming Nga and Redwine & Company dated April 12, 2006 to acquire up to 1,650,000 Class A Common Shares. Revised trading plan between Nicola Chu Ming Nga and Redwine & Company dated June 6, 2006 to acquire up to 530,000 Class A Common Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) For APOL: APOL is the direct beneficial owner of 11,927,653 Class A Common Shares and holds options to acquire 1,164,998 Class A Common Shares which it has the right to acquire within 60 days. Together, this represents 11.62% of the outstanding Class A Common Shares.

          For Mr. Yip: Mr. Yip holds options to acquire 190,000 Class A Common Shares which he has the right to acquire within 60 days. This represents 0.17% of the outstanding Class A Common Shares.

          For Ms. Chu: Ms. Chu is the direct beneficial owner of 4,442,015 Class A Common Shares. This represents 3.94% of the outstanding Class A Common Shares.

     (b) For APOL: APOL has the sole power to vote and dispose of the options and Class A Common Shares described in Item 5(a). Decisions with respect to the voting and disposal of such options and Class A Common Shares are made by the directors of APOL who are Ms. Chu, Nicola Investment Holdings Limited, which is controlled by Ms. Chu, and U.S.-Asian Investment Corporation, a trust operated by HSBC International Trustee Limited for the benefit of Ms. Chu and Mr. Yip's children.

          For Mr. Yip: Mr. Yip has the sole power to vote and dispose of the options described in Item 5(a).

          For Ms. Chu: Ms. Chu has the sole power to vote and dispose of the Class A Common Shares described in Item 5(a).

     (c) Other than as described below, no transactions in the Class A Common Shares were effected during the past 60 days by any Reporting Person.

     For APOL: On October 6, 2006, the transfer agent recorded a transfer an aggregate of 1,881,442 vested options to the C.W. Chu Foundation, a non-profit organization that serves the public interest in Hong Kong, pursuant to the terms of an Option Transfer Agreement effective as of July 15, 2005 among CDC Corporation, Asia Pacific Online Limited and Mr. Peter Yip.

     For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plans for the acquisition and disposal of Class A Common Shares:

          (1) Trading Plan between Ms. Chu and Redwine & Company dated April 12, 2006 to acquire up to 1,650,000 Class A Common Shares and the revised trading plan between Ms. Chu and Redwine & Company dated June 6, 2006 to acquire up to 530,000 Class A Common Shares.

               Since August 1, 2006, Ms. Chu has acquired a total of 40,000 Class A Common Shares pursuant to such trading plan and the revised trading plan on the dates and at the prices indicated below.

      DATE           SHARES       PRICE
      ----        ------------   -------
August 7, 2006    5,000 shares   $4.6100
August 8, 2006    5,000 shares   $4.6220
August 9, 2006    5,000 shares   $4.5500
August 10, 2006   5,000 shares   $4.5100
August 11, 2006   5,000 shares   $4.5300
August 14, 2006   5,000 shares   $4.5200
August 15, 2006   5,000 shares   $4.5100
August 16, 2006   5,000 shares   $4.5500

          (2) Trading Plan between Ms. Chu and Lynch, Pierce, Fenner & Smith Incorporated dated September 12, 2005 to dispose up to 2,290,000 Class A Common Shares.

               Since August 1, 2006, Ms. Chu has disposed a total of 86,134 Class A Common Shares pursuant to such trading plan on the dates and at the prices indicated below:

       DATE              SHARES       PRICE
       ----          -------------   -------
August 22, 2006      4,500 shares    $5.5090
August 28, 2006      1,834 shares    $5.5000
August 29, 2006      10,000 shares   $5.6118
August 30, 2006      10,000 shares   $5.6652
August 31, 2006      10,000 shares   $5.5786
September 1, 2006    10,000 shares   $5.5605
September 5, 2006    10,000 shares   $5.5784
September 7, 2006    10,000 shares   $5.5102
September 8, 2006    10,000 shares   $5.5636
September 11, 2006   9,800 shares    $5.5348

          (3) Trading Plan between Ms. Chu and Lynch, Pierce, Fenner & Smith Incorporated dated April 25, 2006 to dispose up to 875,000 Class A Common Shares.

               Since August 1, 2006, Ms. Chu has disposed a total of 154,687 Class A Common Shares pursuant to such trading plan on the dates and at the prices indicated below:

       DATE              SHARES       PRICE
       ----          -------------   -------
August 17, 2006      10,000 shares   $5.1300
August 18, 2006      10,000 shares   $5.0900
August 21, 2006      10,000 shares   $5.1700
August 22, 2006      9,000 shares    $5.5090
August 22, 2006      10,000 shares   $5.4600
August 23, 2006      10,000 shares   $5.2700
August 28, 2006      3,669 shares    $5.5000
August 29, 2006      20,000 shares   $5.6118
August 30, 2006      20,000 shares   $5.6652
August 31, 2006      20,000 shares   $5.5786
September 1, 2006    20,000 shares   $5.5605
September 5, 2006    7,331shares     $5.5784
September 21, 2006   4,687 shares    $6.0255

          (4) Trading Plan between Ms. Chu and Lynch, Pierce, Fenner & Smith Incorporated dated September 8, 2006 to dispose up to 510,000 Class A Common Shares.

               Since August 1, 2006, Ms. Chu has disposed a total of 241,513 Class A Common Shares pursuant to such trading plan on the dates and at the prices indicated below:

       DATE              SHARES       PRICE
       ----          -------------   -------
September 11, 2006   8,400 shares    $5.5227
September 12, 2006   10,000 shares   $5.6271
September 13, 2006   10,000 shares   $5.6530
September 14, 2006   10,000 shares   $5.5993

September 15, 2006   10,000 shares   $5.6061
September 18, 2006   10,000 shares   $5.6275
September 19, 2006   10,000 shares   $5.5723
September 20, 2006   22,500 shares   $5.7803
September 21, 2006   10,000 shares   $5.9259
September 21, 2006   12,500 shares   $5.9227
September 21, 2006   2,813 shares    $6.0255
September 22, 2006   21,400 shares   $5.7989
September 25, 2006   12,500 shares   $5.7678
September 25, 2006   10,000 shares   $5.7188
September 26, 2006   10,000 shares   $5.6938
September 26, 2006   2,300 shares    $5.7622
September 27, 2006   10,000 shares   $5.6801
September 28, 2006   10,000 shares   $5.6824
September 29, 2006   10,000 shares   $5.6647
October 2, 2006      1,600 shares    $5.6500
October 4, 2006      12,500 shares   $5.7684
October 5, 2006      12,500 shares   $5.8398
October 6, 2006      12,500 shares   $5.7887

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of Class A Common Shares beneficially owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the agreements described under Item 4 above which are filed as exhibits to this Amendment No. 2, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of CDC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------
1.1           Joint Filing Agreement dated October 6, 2006, by and among each of the Reporting Persons.

1.2           Option Transfer Agreement among Asia Pacific On-Line Limited, Mr.
              Peter Yip and CDC Corporation effective as of July 15, 2005.

1.3           Trading Plan between Ms. Chu and Merrill Lynch, Pierce, Fenner &
              Smith Incorporated ("Merrill Lynch") dated June 16, 2005 to dispose up to 350,000 Class A Common Shares.

1.4           Trading Plan between Ms. Chu and Merrill Lynch dated September 12,
              2005 to dispose up to 2,290,000 Class A Common Shares.

1.5           Trading Plan between Ms. Chu and Merrill Lynch dated April 25,
              2006 to dispose up to 875,000 Class A Common Shares.

1.6           Trading Plan between Ms. Chu and Merrill Lynch dated September 8,
              2006 to dispose up to 510,000 Class A Common Shares.

1.7 Trading Plan between Nicola Chu Ming Nga and Redwine & Company dated April 12, 2006 to acquire up to 1,650,000 Class A Common
              Shares. Revised trading plan between Nicola Chu Ming Nga and
              Redwine & Company dated June 9, 2006 to acquire up to 530,000
              Class A Common Shares.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006                        ASIA PACIFIC ONLINE LIMITED


                                        By: /s/ Nicola Chu Ming Nga
                                            ------------------------------------
                                        Name: NICOLA CHU MING NGA
                                        Title: DIRECTOR

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 2006                        /s/ Peter Yip
                                        ----------------------------------------
                                        PETER YIP

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 2006                        /s/ Nicola Chu Ming Nga
                                        ----------------------------------------
                                        NICOLA CHU MING NGA